UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rockwell Diamonds Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

77434W103
(CUSIP Number)

Greg Radke 12 Castle Street St. Helier, Jersey Channel Islands JE2 3RT
With copies to:
Andrew Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Fax: 212-492-0078	D’Arcy Nordick Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON, M5L 1B9 Fax: 416-947-0866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 77434W103	Page 2 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Pala Investments Holdings Limited S.S or I.R.S IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 48,543,900 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 48,543,900 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,543,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.93% (1)
14	TYPE OF REPORTING PERSON CO

-------------------------

(1)        The calculation of this percentage is based on the sum of: (i) 238,041,569 Common Shares outstanding, as reported in Rockwell Diamonds Inc.’s interim financial statements for the three month period ended August 31, 2008; and (ii) includes 5,577,000 Common Shares of which Pala Investments Holdings Limited may acquire beneficial ownership through the exercise of Common Share purchase warrants of the Company.

CUSIP No. 77434W103	Page 3 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Vladimir Iorich S.S or I.R.S IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 48,543,900 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 48,543,900 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,543,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.93% (1)
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)         The calculation of this percentage is based on the sum of: (i) 238,041,569 Common Shares outstanding, as reported in Rockwell Diamonds Inc.’s interim financial statements for the three month period ended August 31, 2008; and (ii) includes 5,577,000 Common Shares of which Pala Investments Holdings Limited may acquire beneficial ownership through the exercise of Common Share purchase warrants of the Company.

CUSIP No. 77434W103	Page 4 of 9 Pages

SCHEDULE 13D

Item 1.    Security and Issuer

This Amendment No. 1 (the “Amendment”) to Schedule 13D in respect of the Common Shares of Rockwell Diamonds Inc. (the “Company”) is being filed on behalf of the undersigned to amend the Schedule 13D, which was originally filed with the Securities and Exchange Commission on September 9, 2008 (together, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following at the end thereof:

On November 3, 2008, Pala issued a press release announcing that it is withdrawing and not proceeding with the Offer. The press release has been filed as Exhibit 2 to the Schedule 13D and is incorporated by reference herein.

The Common Shares owned by Pala were acquired for the purpose of making an investment in the Company. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   As of November 5, 2008, Pala owned 48,543,900 Common Shares (including 5,577,000 Common Shares issuable upon the exercise of Common Share purchase warrants of the Company), representing approximately 19.93% of the outstanding Common Shares. This percentage was calculated on the basis of: (i) 238,041,569 Common Shares outstanding, as reported in the Company's interim financial statements for the three month period ended August 31, 2008; and (ii) includes 5,577,000 Common Shares of which Pala may acquire beneficial ownership through the exercise of common share purchase warrants. As of November 5, 2008, Pala Sub did not own any Common Shares or Warrants.

CUSIP No. 77434W103	Page 5 of 9 Pages

SCHEDULE 13D

To the Reporting Persons' knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Common Shares.

(b)   Pala has the sole power to direct the voting and disposition of 48,543,900 Common Shares (including 5,577,000 Common Shares issuable upon the exercise of common share purchase warrants). By virtue of his position as the indirect owner of Pala, Iorich may be deemed to beneficially own the 48,543,900 Common Shares of the Company beneficially owned by Pala.

(c)   Except as disclosed in this Item 5 of this Schedule 13D, neither Pala nor Iorich, nor, to the best knowledge of Pala and Iorich, any of the directors or executive officers of Pala has effected any transaction in the Company's Common Shares in the 60 days prior to the filing of this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Schedule 13D remains unchanged.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement dated as of November 6, 2008
Exhibit 2	Press release dated November 3, 2008 (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 to Schedule 14D-1F filed on November 6, 2008).

CUSIP No. 77434W103	Page 6 of 9 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008

PALA INVESTMENTS HOLDINGS LIMITED
By:	/s/ Susan Garrod
Name: Susan Garrod Title: Executive Director

By:	/s/ Vladimir Iorich
Name: Vladimir Iorich

CUSIP No. 77434W103	Page 7 of 9 Pages

SCHEDULE 13D

ANNEX A

Unless otherwise indicated, the business address of the directors and executive officers of Pala is 12 Castle Street, St. Helier, Jersey JE2 3RT.

To the knowledge of the Pala and Pala Sub, none of its directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement.

Directors and Executive Officers of Pala

Name	Office Held at Pala	Common Shares Beneficially Owned
Susan Garrod	Director	Nil
David Hopkins	Director	Nil
Keith Mackenzie	Director	Nil

CUSIP No. 77434W103	Page 8 of 9 Pages

SCHEDULE 13D

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of November 6, 2008
Exhibit 2	Press release dated November 3, 2008 (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 to Schedule 14D-1F filed on November 6, 2008).

CUSIP No. 77434W103	Page 9 of 9 Pages

SCHEDULE 13D

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Rockwell Diamonds Inc. dated November 6, 2008, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 6, 2008

PALA INVESTMENTS HOLDINGS LIMITED
By:	/s/ Susan Garrod
Name: Susan Garrod Title: Executive Director

By:	/s/ Vladimir Iorich
Name: Vladimir Iorich